SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (AMENDMENT NO. 2)

                           CBES Bancorp, Inc.
                            (Name of Issuer)

                COMMON STOCK, PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                               124794108
                             (CUSIP Number)


                            David H. Hancock
                        12498 South 71 Highway
                         Grandview, MO  64030
        (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                            AUGUST 14, 1998
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ] .

CUSIP NO. 124794108

1     Name of Reporting Person
      SS or IRS Identification Number of Person

          David H. Hancock
          ###-##-####

2     Check the Appropriate Box if a Member of a Group
          (a) [  ]  (b) [  ]

3     SEC Use Only

4     Source of Funds
          Personal Funds

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e):   [  ]

6     Citizenship or Place of Organization
          United States Citizen

7     Sole Voting Power
          97,100 Shares

8     Shared Voting Power
          -0-

9     Sole Dispositive Power
          97,100 Shares

10    Shared Dispositive Power
          -0-

11    Aggregate Amount Beneficially Owned by Each Reporting Person
          97,100 Shares

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares   [  ]

13    Percent of Class Represented by Amount in Row (11)
          9.47%

14    Type of Reporting Person
          IN

ITEM 1.  SECURITY AND ISSUER

     This statement relates to CBES Bancorp, Inc., common stock, par value $0.01 per share. The principle and executive offices of CBES are located at 1001 North Jesse James Road, Excelsior Springs, MO 64024.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is David H. Hancock.  Mr.
Hancock's business address is 12498 South 71 Highway, Grandview, MO 64030. Mr. Hancock's present occupation is Chief Executive Officer of North American Savings Bank, F.S.B., 12498 South 71 Highway, Grandview, MO 64030.

     Mr. Hancock, during the past five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Mr. Hancock, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Hancock is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     As of this date, Hancock owns 97,100 shares of stock, all of which were purchased in open market transactions.

The funds used by Hancock to purchase the stock have come from Hancock's personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Hancock has initially acquired the stock for investment purposes, and may or may not acquire additional stock for investment. Mr. Hancock reserves the right to change the purpose of this transaction, provided that he remains in compliance with all federal and state laws.

     In the previous filing on October 13, 1997, Mr. Hancock stated that his acquisition was for investment purposes. Mr. Hancock has nominated a candidate for election to the Board of Directors. Mr. Hancock may or may not solicit votes for this candidate. Hancock maintains that he holds the sock for investment purposes only.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

     Mr. Hancock has purchased 97,100 shares of stock, which represent approximately 9.47% of the outstanding stock of CBES Bancorp, Inc.

     Mr. Hancock has the sole power to vote and dispose of all the shares.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of Mr. Hancock's three children own, in trust, 1,700 shares of CBES Bancorp, Inc. Hancock has no influence as to the voting rights of these shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

    /s/ David H. Hancock
    --------------------
    David H. Hancock
    8/14/98